PROSKAUER ROSE LLP
ELEVEN TIMES SQUARE
New York, New York 10036

April 27, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attention: Emily Rowland

Re:	BNY Mellon Investment Grade Funds, Inc. (Registration Nos: 033-48926; 811-06718)

Ladies and Gentlemen:

On behalf of BNY Mellon Short Term Income Fund (the "Fund"), a series of the above referenced registrant (the "Registrant"), on or about May 6, 2022, the Fund plans to file with the Securities and Exchange Commission (the "Commission"), under the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended (the "1940 Act"), Post-Effective Amendment No. 72 (the "Amendment") to its Registration Statement on Form N-1A (the "Registration Statement"). The Amendment will relate to Post-Effective Amendment No. 71 to the Registration Statement that was filed with the Commission pursuant to Rule 485(a)(1) under the Securities Act on March 1, 2022 (the "485(a) Amendment"). The 485(a) Amendment was filed to:

(i)	reduce the Fund's management fee from an annual rate of 0.50% to 0.30% of the value of the Fund's average daily net assets (as well as reduce the sub-advisory fee payable by BNY Mellon Investment Adviser, Inc., the Fund's investment adviser, to Insight North America LLC, the Fund's sub-adviser ("Insight"));

(ii)	increase the amount the Fund is permitted to invest in securities rated below investment grade from 20% to 35% of the Fund's net assets;

(iii)	terminate the Fund's investment policy to invest at least 80% of its net assets, plus any borrowings for investment purposes, in fixed-income securities of U.S. and foreign issuers rated investment grade or the unrated equivalent as determined by Insight;

(iv)	authorize the Fund to invest in exchange-traded funds ("ETFs");

(v)	replace the Fund's average effective maturity and average effective duration limits of three years or less with slightly longer respective limits;

(vi)	permit the Fund to use derivative instruments as a principal investment strategy;

(vii)	make changes to the Fund's primary portfolio managers; and

(viii)	convert the Fund's Class P shares into Class D shares, terminate Class P shares as a separate class of shares and authorize the Fund to offer Class A shares, Class I shares and Class Y shares as new classes of shares of the Fund.

In addition, the Registrant intends to change its name to BNY Mellon Investment Funds VII, Inc. The Amendment also will add disclosure that, although not a principal investment strategy, the Fund may invest in collateralized loan obligations.

This letter is being filed to respond to comments of the staff (the "Staff") of the Commission on the 485(a) Amendment that were provided to the undersigned by Emily Rowland and Sally Samuels of the Staff on April 8, 2022. The Amendment is being filed in order to respond to these comments and to complete previously incomplete portions of the filing, to make certain other non-material revisions and to file exhibits. The prospectus and statement of additional information ("SAI") included in the Amendment will be marked to indicate changes from the versions filed as part of the 485(a) Amendment.

For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated below in their entirety, and the response is set out immediately following each comment. We have considered comments made by the Staff with respect to one section of the 485(a) Amendment as applicable to similar disclosure elsewhere in the 485(a) Amendment. Capitalized terms used but not defined herein have the meanings assigned to them in the 485(a) Amendment.

General

1.	Staff Comment: Please update the class tickers when available.

Response: The Class A, D and I share class tickers will be updated when the Amendment is filed.

2.	Staff Comment: Please update the Registrant's name throughout the Registration Statement.

Response: The Registrant's name will be updated throughout the Registration Statement when the Amendment is filed.

Prospectus

Fund Summary—Annual Fund Operating Expenses

3.	Staff Comment: The Staff notes that the Fund may invest in ETFs. If the Fund's investments in ETFs and other investment companies are projected to exceed one basis point, please include a separate line item for "Acquired Fund Fees and Expenses" in the fee table.

Response: We have been advised by Fund management that it is not currently anticipated that "Acquired Fund Fees and Expenses" will exceed one basis point.

Fund Summary—Portfolio Turnover

4.	Staff Comment: If the changes to the Fund's investment strategy will result in high portfolio turnover, please disclose this as a principal risk. Please also disclose this anticipated increased portfolio turnover in the SAI in Item 16(e).

Response: We have been advised by Fund management that the changes to the Fund's investment strategy reflected in the Amendment will not result in a material increase in historical portfolio turnover. However, the following disclosure will be added in the Amendment to Item 4:

"The fund does not have any limitations regarding portfolio turnover and, at times, the fund may engage in active and frequent trading, which will increase portfolio turnover."

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5.	Staff Comment: Please disclose that the Fund will engage in frequent trading in Items 4 and 9 and disclose the corresponding risks of the Fund's frequent trading.

Response: Please see response to Staff Comment number 4 above for disclosure to be added in the Amendment to Item 4. The following disclosure will be added to Item 9:

"The fund does not have any limitations regarding portfolio turnover and, at times, the fund may engage in active and frequent trading, which will increase portfolio turnover. Forward roll transactions will increase the fund's portfolio turnover rate."

Fund Summary—Principal Investment Strategy

6.	Staff Comment: The first sentence of the section states: "[t]o pursue its goal, the fund normally invests principally in fixed-income securities of U.S. and foreign issuers." Please specify if such fixed-income securities are investment grade or any other credit quality.

Response: The following sentence will be added in the Amendment as the first sentence to the paragraph that currently begins "For additional yield, the fund may invest up to 35% of its net assets in fixed-income securities rated below investment grade…":

"The fund invests primarily in fixed-income securities rated, at the time of purchase, investment grade or the unrated equivalent as determined by the fund's sub-adviser."

7.	Staff Comment: The second sentence of the section states: "[t]hese securities include: U.S. government bonds and notes, corporate bonds, municipal bonds, convertible securities, preferred stocks, inflation-indexed securities, asset-backed securities, mortgage-related securities (including CMOs), floating rate loans (limited to up to 20% of the fund's net assets) and other floating rate securities and foreign bonds." Please revise this sentence to include only those investments that are principal investments of the Fund and revise the corresponding risk disclosure accordingly. For example, mortgage-backed securities and asset-backed securities are included in the Fund's principal investment strategy, but are not listed as principal risks of the Fund.

Response: Fund management has confirmed that the referenced securities are included in the Fund's principal investment strategy. Accordingly, risk disclosure will be added to Item 4 in the Amendment.

8.	Staff Comment: Convertible securities and preferred stocks are listed in the principal investment strategy of the Fund. Please add corresponding risk disclosure to the Amendment.

Response: Fund management has confirmed that the referenced securities are included in the Fund's principal investment strategy. Accordingly, risk disclosure will be added to Item 4 in the Amendment.

9.	Staff Comment: Please include disclosure in Items 4 and 9 as to how the Fund's adviser and sub-adviser select investments for the Fund and how they determine when to sell an investment. In Item 9, please include this disclosure in addition to the existing disclosure stating that the Fund's portfolio managers "buy and sell fixed-income securities based on credit quality, financial outlook and yield potential."

Response: The following disclosure will be added to Item 4 and the last two sentences will be added in the Amendment to Item 9:

"The fund's portfolio managers buy and sell fixed-income securities based on credit quality, financial outlook and yield potential. The portfolio managers may sell securities in anticipation of market declines or credit downgrades. In addition, the portfolio managers may sell securities held by the fund to take advantage of new investment opportunities."

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10.	Staff Comment: The Staff notes that the SAI includes disclosure regarding fixed-income securities, such as zero coupon, pay-in-kind and step-up securities, that are not included in the Fund's principal investment strategy. If these securities are included in the Fund's principal investment strategy, please revise the strategy accordingly.

Response: Fund management has confirmed that the referenced fixed-income securities are not included in the Fund's principal investment strategy.

11.	Staff Comment: Footnote no. four to Investments, Investment Techniques and Risks in the SAI states that the Fund "currently intends to invest no more than 25% of its assets in municipal securities; however, this percentage may be varied from time to time without shareholder approval." As this information is pertinent to the Fund's principal investment strategy, please consider revising the strategy accordingly.

Response: Fund management has confirmed that investment in municipal securities is included in the Fund's principal investment strategy. The relevant disclosure will be revised in Item 4 of the Amendment to disclose that such investments will be limited to up to 25% of net assets.

12.	Staff Comment: The first paragraph of the section discusses the Fund portfolio's average effective maturity and average effective duration. Please revise this disclosure here and throughout the Amendment to replace "average effective maturity" with "dollar weighted average maturity" and state that the dollar-weighted average maturity of the portfolio is three years or less. Pursuant to the Adopting Release for Rule 35d-1 (Release No. IC-24828, Jan. 17, 2001), investment companies with "Short Term" in their name are required to have a dollar-weighted average maturity of no more than 3 years (see also Frequently Asked Questions about Rule 35d-1 (Investment Company Names), Question No. 11 (December 4, 2001)). Please revise the disclosure relating to the portfolio's average effective duration accordingly if it is expected to remain at three and one-half years or less.

Response: The referenced disclosure will be revised in the Amendment as requested to reflect that the Fund's portfolio can be expected typically to have a dollar weighted average maturity and an average effective duration of three years or less.

13.	Staff Comment: The first sentence of the second paragraph states: "[f]or additional yield, the fund may invest up to 35% of its net assets in fixed-income securities rated below investment grade ("high yield" or "junk" bonds) to as low as Caa/CCC or the unrated equivalent as determined by the fund's sub-investment adviser." Please confirm if the Fund may hold distressed or defaulted securities and, if so, provide corresponding disclosure here and in the risk section.

Response: Fund management has confirmed that the Fund may hold distressed or defaulted securities, but not as part of its principal investment strategy. Accordingly, corresponding disclosure, including for distressed securities in the risk section (risks associated with defaulted securities is currently included under High yield securities risk), will be added to Item 9 in the Amendment.

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Fund Summary—Principal Risks

14.	Staff Comment: The sixth sentence of Interest Rate Risk states: "[i]nterest rates in the United States currently are at or near historic lows due to market forces and actions of the Board of Governors of the Federal Reserve System in the U.S., primarily in response to the COVID-19 pandemic and resultant market disruptions." Please update this disclosure with respect to the Federal Reserve's current actions of increasing interest rates.

Response: The indicated disclosure will be updated accordingly in the Amendment.

15.	Staff Comment: Please revise Liquidity Risk to address LIBOR risk to the extent the securities the Fund invests in are subject to that risk.

Response: We have been advised by Fund management that LIBOR is not a principal risk to the Fund. However, LIBOR risk disclosure will be added in the Amendment to Item 9 as an additional risk.

16.	Staff Comment: Please revise Foreign Investment Risk to address "Brexit" or European Union changes to the extent the securities the Fund invests in are subject to those risks.

Response: We have been advised by Fund management that "Brexit" or European Union changes are not a principal risk to the Fund. However, disclosure will be added in the Amendment to the Item 9 discussion of Foreign Investment Risk.

17.	Staff Comment: The last sentence of Foreign Investment Risk states: "[i]nvestments denominated in foreign currencies are subject to the risk that such currencies will decline in value relative to the U.S. dollar and affect the value of these investments held by the fund." If the Fund is investing in securities denominated in foreign currencies, please disclose this fact in the Fund's principal investment strategy.

Response: We have been advised by Fund management that the Fund may invest in securities denominated in foreign currencies. Accordingly, the requested disclosure will be added in the Amendment.

18.	Staff Comment: If the Fund is investing in Chinese securities, please add corresponding risk disclosure to Emerging Markets Risk. Please ensure that any additional disclosure and current disclosure is consistent with ADI 2020-11 Registered Funds’ Risk Disclosure Regarding Investments in Emerging Markets (Dec. 14, 2020). Please also include such disclosure in Item 9.

Response: We have been advised by Fund management that investing in Chinese securities is not part of the Fund's principal investment strategy and any investment in Chinese securities would be de minimis. We believe that the current disclosure is consistent with ADI 2020-11 Registered Funds’ Risk Disclosure Regarding Investments in Emerging Markets.

19.	Staff Comment: The first sentence of Market Risk states: "[t]he value of the securities in which the fund invests may be affected by political, regulatory, economic and social developments, and developments that impact specific economic sectors, industries or segments of the market." Please be more specific as to the specific economic sectors that may be impacted. If the Fund invests in any particular sector, industry or market, please identify such sector, industry or market and identify any associated risks.

Response: We have been advised by Fund management that the Fund has not committed to invest in any particular sector, industry or market.

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Fund Summary—Performance

20.	Staff Comment: Please include disclosure in this section that Class P shares have converted into Class D shares and state the effective date of the conversion. Please state that because of this conversion, no performance for Class P shares is shown.

Response: The requested disclosure will be added in the Amendment.

Fund Details—Goal and Approach

21.	Staff Comment: Temporary Investment Risk is included as a non-principal investment risk of the Fund. Please include disclosure stating that the Fund has the ability to make temporary investments in the Fund's principal investment strategy, as well as in Item 9.

Response: The Fund would invest in such securities for temporary defensive purposes and such policy is not a principal investment strategy; accordingly, the requested disclosure will not be added to Item 4. The requested disclosure will be added in the Amendment to Item 9.

22.	Staff Comment: Please add disclosure stating that the Fund's investment objective is fundamental and cannot be changed without shareholder approval.

Response: Item 9(a) requires a statement, if applicable, that the investment objective may be changed without shareholder approval. This is not the case. The requested disclosure, however, is in the SAI.

Fund Details—Investment Risks

23.	Staff Comment: Please update disclosure relating to new Rule 18f-4 under the 1940 Act to state that compliance with the rule is required in August 2022.

Response: The requested revision will be made in the Amendment.

Fund Details—Shareholder Guide

24.	Staff Comment: Please disclose before "Class A Shares" that Class P shares converted to Class D shares and the effective date of that conversion.

Response: Disclosure of the conversion of Class P to Class D will be included in the Amendment in the Performance section of the Summary. In addition, a supplement to the current prospectus notifying shareholders of the conversion and its effective date was mailed to shareholders and is attached to the current prospectus. We do not see the need to add further disclosure to the Shareholder Guide as Class P is not being offered, nor was it offered in the same prospectus as Class D when it was offered.

25.	Staff Comment: Please bold the following sentence in Sales Charge Reductions and Waivers: "[i]n addition, shareholders purchasing Class A shares of the fund through certain financial intermediaries are eligible only for sales charge reductions and waivers made available by such financial intermediaries; these sales charge reductions and waivers are described in the Appendix to this prospectus" (see IM Guidance Update 2016-06 (Mutual Fund Fee Structures) (Dec. 2016)).

Response: The requested revision will be made in the Amendment.

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Financial Highlights

26.	Staff Comment: Please disclose before the financial information that Class P shares converted to Class D shares and the effective date of that conversion.

Response: The requested revision will be made in the Amendment.

Statement of Additional Information

Certain Expense Arrangements and Other Disclosures

27.	Staff Comment: Please update this section if there are any expense arrangements in place for the new share classes of the Fund.

Response: There are no expense arrangements provided for the new share classes of the Fund in the Management Agreement.

Additional Information About Investments, Investment Techniques and Risks

28.	Staff Comment: Please update the disclosure related to new Rule 12d1-4 under the 1940 Act under Investment Companies, Including Exchange-Traded Funds to be current, including removing disclosure regarding exemptive orders to be rescinded effective January 19, 2022.

Response: The requested revision has been made in the Amendment.

29.	Staff Comment: Please update references to "illiquid securities" to "illiquid investments" per Rule 22e-4 under the 1940 Act.

Response: The requested revisions will be made in the Amendment.

* * * * *

We hope the Staff finds that this letter and the revisions included in the Amendment are responsive to the Staff's comments. Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.969.3379 or Devin Kasinki of this office at 212.969.3151.

Very truly yours,

/s/ Kim Kaufman

Kim Kaufman

cc:	David Stephens

Devin Kasinki

Jeff Prusnofsky

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